December 31, 2025

Quang Pham
Chairman and Chief Executive Officer
Cadrenal Therapeutics, Inc.
822 A1A North, Suite 306
Ponte Vedra, Florida 32082

       Re: Cadrenal Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed December 29, 2025
           File No. 333-292444
Dear Quang Pham:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jamie L. Plisner, Esq.